UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

     (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended June 30, 1999 or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUNRISE MEDICAL INC. PROFIT SHARING/SAVINGS PLAN
(Exact name of Registrant as specified in its charter)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sunrise Medical Inc..
2382 Faraday Avenue, Suite 200
Carlsbad, CA 92008

SUNRISE MEDICAL INC.
PROFIT SHARING/SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Independent Auditors' Report

Financial Statements:

       Statements of Net Assets Available for
             Benefits as of June 30, 1999 and 1998

       Statement of Changes in Net Assets Available for
             Benefits for the year ended June 30, 1999

       Notes to Financial Statements

Supplemental Schedules:

       Schedule I - Line 27a - Schedule of Assets
             Held for Investment Purposes as of June 30, 1999

       Schedule II - Line 27d - Schedule of Reportable Transactions
             for the year ended June 30, 1999

       Exhibits

       Signatures

INDEPENDENT AUDITORS' REPORT

The Board of Trustees of Sunrise Medical Inc. Profit Sharing/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) as of June 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998, and the changes in net assets available for benefits for year ended June 30, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Diego, California
December 1, 1999

SUNRISE MEDICAL INC.
PROFIT SHARING/SAVINGS PLAN

Statements of Net Assets Available for Benefits

June 30, 1999 and 1998

                                                        1999          1998
                                                    ------------- ------------
                        ASSETS
Investment (Note 3)                                  $59,052,527  $54,776,075

Receivables:
  Employer's contributions.........................    2,319,326    2,246,877
  Participant's contributions......................      315,081      291,787
                                                    ------------- ------------
      Net assets available for benefits............  $61,686,934  $57,314,739
                                                    ============= ============

              See accompanying notes to financial statements

SUNRISE MEDICAL INC.
PROFIT SHARING/SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

June 30, 1999

Additions:
  Additions in net assets attributed to:
    Investment income:
      Net appreciation in fair value
      of investments (Note 3)                    $1,588,205
    Interest and dividends                        3,105,698
                                                ------------
                                                  4,693,903
                                                ------------

  Contributions:
    Employer's                                    3,178,806
    Participants'                                 4,643,181
                                                ------------
                                                  7,821,987
                                                ------------
Total additions                                  12,515,890
                                                ------------

Deductions:
  Deductions from net assets attributed to:
    Vested benefits paid to participants          7,803,661
    Vested benefits paid to life insurance
    company as directed by participants (Note 1)    220,000
    Net administrative expenses (Note 1)            120,034
                                                ------------
Total Deductions                                  8,143,695
                                                ------------

Net increase                                      4,372,195

Net assets available for benefits:
Beginning of year                                57,314,739
                                                ------------
End of year                                     $61,686,934
                                                ============

See accompanying notes to financial statements

SUNRISE MEDICAL INC.
PROFIT SHARING/SAVINGS PLAN

Notes to Financial Statements

June 30, 1999 and 1998

(1) Description of Plan

The following description of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) is provided for general information purposes only. The Plan is sponsored by Sunrise Medical Inc. and certain of its subsidiaries (the company), and the Plan's trustee and recordkeeper is American Express Trust Company (American Express). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which went into effect July 1, 1984 and is generally available to all U.S. employees who have completed 60 days of service with the company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The following types of contributions are allowable under the Plan:

  Salary Deferral Contributions - Participants may contribute up to 14% of their pre-tax earnings, as defined in the Plan document, subject to limitations. A participant's total tax-deferred contribution cannot exceed $10,000 in calendar year 1999.

  Matching Employer Contributions - The company contributes matching amounts each Plan year. Salary deferral contributions were matched 100% up to a maximum of $400 per participant for the Plan year ended June 30, 1999.

  Discretionary Employer Contributions - The company may make an additional profit sharing contribution to those eligible participants who have completed one year of service and are actively employed as of the last day of the Plan year. This contribution is limited to a maximum of 6% of the participant's eligible earnings and is allocated in proportion to each participant's earnings. For the year ended June 30, 1999, the company made an additional profit sharing contribution equal to 4% of each participants eligible earnings, with the exception of one division which made an additional profit sharing contribution of 6%, for all participants employed on the last day of the Plan's year end.

  Post-tax Participant Contributions - Post-tax contributions of up to 10% of a participant's earnings may be contributed to the Plan.

  Rollover Contributions - Amounts distributed to participants from other qualified employee benefit plans may be rolled into the Plan.

  All contributions are allocated to the Plan's investment funds at the direction of the participants.

  The total annual addition to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's net earnings.

  Participant Accounts

  Each participant's account is credited with the participant's contributions and an allocation of (a) the company's contribution (matching employer and discretionary employer) and (b) fund earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their contributions, matching employer contributions, rollover contributions and related earnings thereon.

  Full vesting in the discretionary employer contributions occurs at the earliest of the following dates:

  Completion of five vesting years of service;

  Participant's death;

  Participant becomes disabled as defined under the Plan;

  Participant's normal retirement date; or

  Upon termination or partial termination of the Plan.

  Participants become partially vested in the discretionary employer contributions at 25% increments per plan year after completing one year plus 1,000 hours of service. Discretionary employer contributions to participants who are union employees are vested after five years of service.

  Investment Options

  Participants may allocate their contributions to any combination of the following investment choices managed by American Express:

      Name of Mutual Fund                         Type of Investments
-------------------------------  -----------------------------------------------------
American Express Trust Income    A collective investment fund that seeks a steady rate
Fund II                          of return by investing in Guaranteed Investment
                                 Contracts (GICs) and money market instruments.

American Express Trust Equity    A collective investment fund that seeks to achieve a
Index Fund II                    rate of return as close as possible to the return
                                 of the Standard & Poor's 500 Index.

AXP Mutual Fund                  A growth and income fund that invests in bonds,
                                 common stocks and notes.

AXP New Dimensions Fund          A mutual fund that seeks long-term growth of capital
                                 by investing primarily in domestic stocks with
                                 significant growth potential due to superiority in
                                 technology, marketing or management.

AXP Stock Fund                   The fund seeks current income and growth of capital
                                 through investments in common stocks of companies.

AXP Selective Fund               The fund seeks to provide current income with the
                                 preservation of capital and invests in the four
                                 highest grades of corporate bonds, government
                                 securities, and money market securities.

Franklin Templeton               The fund seeks to achieve capital appreciation and
Mutual Shares Fund               income growth by investing primarily in common and
                                 preferred stocks, bonds and convertible securities.
                                 The fund may also invest in foreign securities.

Sunrise Medical Inc.             The fund aims for long-term capital appreciation
Pooled Common Stock Fund         with 90% to 95% of the fund invested in the common
                                 stock of Sunrise Medical Inc.

  Loans to Participants

  Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous twelve months or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loans to Participants fund. Loan terms range from 1 month to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to prime interest rate plus two percentage points. Interest rates range from approximately 7.8% to 11% at June 30, 1999. Principal and interest are paid ratably through payroll deductions.

  Payment of Benefits

  Benefits to participants or beneficiaries generally are payable as a lump sum equal to the value of their vested account upon retirement, disability, death or termination of the participant or termination of the Plan. Additionally, participants may withdraw their salary deferral contributions during financial hardships, as defined in the Plan document.

  Investment in Life Insurance

  Participants, after five years of service, may elect to have all or a portion of their account held and invested in one or more life insurance policies, subject to the rules of the Plan.

  Forfeited Accounts

  Forfeitures totaled $50,339 for the year ended June 30, 1999. Forfeited nonvested accounts were $0 at June 30, 1999 and $23,515 at June 30, 1998. Employer contributions were reduced by $33,128 in 1999 from forfeited nonvested accounts. In 1999, $40,526 of administrative expenses were paid from forfeitures.

  Administrative Expenses

  Plan administrative expenses are funded first by participant fees and then by forfeitures. Plan administrative expenses were $120,034 in 1999.

  (2) Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared using the accrual method of accounting.

  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value. Fair value is based on quoted market prices for the underlying assets within each fund and based on contract value for benefit responsive guaranteed investment contracts from insurance companies. Company stock is valued using quoted market prices. Loans to participants are valued at their outstanding balance, which approximates fair value. Life insurance contracts are allocated contracts, the premiums for which are treated as distributions, with the cash value excluded from Plan assets. Purchases and sales of securities are recorded on a trade-date basis.

  Use of Estimates

  The plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Accounting Standard Adopted

  In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended June 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

  (3) Investments

  The Plan's investments consist primarily of collective investment funds, mutual funds and company common stock. The Plan's investments in collective investment funds are the American Express Trust Income Fund II and the American Express Trust Equity Index Fund II. The plan's investments in mutual funds are the AXP Mutual Fund, AXP New Dimensions Fund, AXP Stock Fund, AXP Selective Fund and the Franklin Templeton Mutual Shares Fund. All of the above listed funds are managed by American Express except the Franklin Templeton Mutual Shares Fund, which is managed by the Franklin Templeton Group. Investments in the Sunrise Medical Inc. Pooled Common Stock Fund primarily consist of the common stock of Sunrise Medical Inc. and cash in the American Express Trust Money Market Fund I. The Plan's investments consist of the following at June 30:

                                                        1999          1998
                                                  ------------- -------------
American Express Trust Income Fund II*             $12,118,429   $13,385,132
American Express Trust Equity Index Fund             1,300,044             0
AXP Mutual Fund*                                     8,563,381     8,393,516
AXP New Dimensions Fund*                            21,004,000    18,060,706
AXP Stock Fund*                                      6,171,578     5,354,571
AXP Selective Fund                                   2,191,775     2,073,482
AXP Franklin Templeton Mutual Shares Fund              827,366       528,437
Sunrise Medical Inc. Pooled Common Stock Fund*       3,972,365     4,072,126
American Express Trust Money Market Fund I             235,315       206,867
Loans to participants                                2,668,274     2,701,238
                                                  ------------- -------------
                                                   $59,052,527   $54,776,075
                                                  ============= =============

*Represents more than 5% of total plan assets

  During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,588,205 as follows:

Collective Investment Funds                $  874,195
Mutual Funds                                2,773,157
Pooled Coompany Common Stock Fund          (2,059,147)

                                             -----------
                                           $1,588,205
                                           ===========

  (4) Plan Termination

  Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or partial termination, affected participants will become 100% vested in their accounts.

  (5) Income Taxes

  The Internal Revenue Service has determined and informed the company by a letter dated November 19, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

  '

  Schedule I

  SUNRISE MEDICAL INC.
  PROFIT SHARING/SAVINGS PLAN

  Line 27a - Schedule of Assets Held for Investment Purposes

  June 30, 1999

    Idenitity of issue,      Description of investment, including
    borrower, lessor or        maturity date, rate of interest,                       Current
       similar party           collateral, par or maturity value         Cost          Value
--------------------------- --------------------------------------- -------------- -------------
* American Express Trust    Collective Investment Fund                $10,585,969   $12,118,429
    Income Fund II            639,051 shares at $18.97 per share

* American Express Trust    Collective Investment Fund
    Equity Index Fund II      34,931 shares at $37.17 per share         1,221,195     1,300,044

* AXP Mutual Fund           Mutual Fund
                              616,095 shares at $13.91 per share        8,132,516     8,563,381

* AXP New Dimensions Fund   Mutual Fund
                              648,994 shares at $32.38 per share       14,049,159    21,004,000

* AXP Stock Fund            Mutual Fund
                              219,473 shares at $28.13 per share        5,229,118     6,171,578

* AXP Selective Fund        Mutual Fund
                              246,544 shares at $8.89 per share         2,273,932     2,191,775

  Franklin Templeton        Mutual Fund
    Mutual Shares Fund        37,035 shares at $22.34 per share           757,668       827,366

* Sunrise Medical Inc.      Sunrise Medical Inc. Common Stock
                              557,525 shares at $7.13
                              per share                                 5,683,381     3,972,365

* American Express Trust    Money Market
    Money Market Fund I       235,315 shares at $1.00 per share           235,315       235,315

  Loans to participants     Loans, interest rates ranging from 7.8%
                              to 11%                                       ---        2,668,274
                                                                    -------------- -------------
                            Balance at June 30, 1999                  $48,168,253   $59,052,527
                                                                    ============== =============
  * Party-in-interest as defined by ERISA

  See accompanying independent auditors' report.

  Schedule II

  SUNRISE MEDICAL INC.
  PROFIT SHARING/SAVINGS PLAN

  Line 27d - Schedule of Reportable Transactions

  For the year ended June 30, 1999

                                                                                   Current
                                                          Expenses                value of
Identity                                                  incurred                asset on
of party Description    Purchase     Selling    Lease       with       Cost of   transaction  Net gain
involved   of asset    price (1)    price (1)   rental  transaction   asset (1)   date (1)    or (loss)
-------- ------------ ------------ ----------- -------- ------------ ----------- ----------- -----------
American Trust Income  $4,060,578                                                 4,060,578
Express  Fund II                    6,064,951                         5,915,218   6,064,951     149,733

American AXP New        4,948,529                                                 4,948,529
Express  Dimensions                 4,833,757                         4,897,611   4,833,757     (63,854)
         Fund

Sunrise  Common         3,609,211                                                 3,609,211
Medical  Stock                      1,636,909                         1,929,117   1,636,909    (292,208)
Inc.

American Trust Money    5,687,744                                                 5,687,744
Express  Market Fund                5,659,025                         5,659,025   5,659,025
         I

  (1)     Series of transactions

  See accompanying independent auditors' report.

  EXHIBIT INDEX

  Exhibit Number                                       Description

       23.1                                         Consent of KPMG LLP

  SUNRISE MEDICAL INC. AND SUBSIDIARIES

  SIGNATURES

  The Plan

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

  December 29, 1999

SUNRISE MEDICAL INC. PROFIT SHARING/SAVINGS PLAN

(Name of Plan)

By:	/s/ Ted N. Tarbet

Ted N. Tarbet
Plan Administration Committee Member